Exhibit 97.1
E.L.F. BEAUTY, INC.
AMENDED AND RESTATED COMPENSATION RECOVERY POLICY
This Amended and Restated Compensation Recovery Policy (the “Policy”) is intended to maintain a culture of focused, diligent and responsible management that discourages conduct detrimental to the growth of e.l.f. Beauty, Inc. and its subsidiaries (together, the “Company”). Accordingly, as set forth in this Policy, it may be appropriate for the Company to recover annual or long-term incentive compensation of its Executive Officers (as defined below) and key employees, to the extent permitted by governing laws, in the event that they engage in conduct that is detrimental to the Company. This Policy amends, restates and supersedes the Compensation Recovery Policy adopted by the Company as of February 18, 2021, and shall be effective as of November 16, 2023 (the “Effective Date”).
1.Applicability. This Policy applies to all “executive officers” as defined under the Securities Exchange Act of 1934, as amended (the “Executive Officers”) of the Company and such other key employees of the Company who may from time to time be determined to be deemed subject to the Policy by the Administrator (collectively the “Covered Employees”).
2.Administration of the Policy.
(a)Authority. The Policy will be administered by the Compensation Committee of the Board of Directors unless the Board of Directors determines to administer the Policy itself (the Compensation Committee or the Board of Directors, as applicable, in its role administering the Policy is the “Administrator”). The Administrator shall have full and final authority to make all determinations under this Policy, including without limitation whether the Policy applies and if so, the amount of compensation to be repaid or forfeited by the Covered Employee, and to adopt such rules for the administration, interpretation and application of this Policy as are consistent therewith and to interpret, amend or revoke any such rules. All determinations and decisions made by the Administrator pursuant to the provisions of this Policy shall be final, conclusive and binding on all persons, including the Company, its affiliates, its shareholders and employees. The Administrator may delegate ministerial administrative duties to one or more officers or employees of the Company.
(b)Liability. No member of the Administrator shall be personally liable for any action or determination made in good faith with respect to this Policy or to any settlement of any dispute between a Covered Employee and the Company. The Administrator shall be entitled to rely upon the advice or opinions of any attorneys, consultants, accountants, appraisers, brokers or other persons with respect to all matters concerning this Policy.
3.Recoverable Events, Recoverable Amounts and Policy Coverage.
(a)Recoverable Events. The following shall constitute “Recoverable Events” for purposes of this Policy:
(i)The material misstatement of financial calculations or information or if events come to light after the award or payout of Incentive Compensation (as defined below) that disclose a material misstatement that would have significantly reduced the amount of the Incentive Compensation if known at the time of the award or payout.
(ii)The Covered Employee’s engagement in fraudulent, willful or negligent misconduct that results in the Company being required to prepare an accounting restatement due to its material noncompliance with any financial reporting requirement under United States securities laws.
(b)Recoverable Amounts.
(i)In the event that a Recoverable Event described in Section 3(a)(i) occurs, the Administrator may, in its sole discretion, seek to recover from any Covered Employee the amount of Incentive Compensation granted, earned, vested or paid to such Covered Employee if and to the extent the amount of the Incentive Compensation was calculated based on the achievement of certain financial results that were subsequently revised due to the Recoverable Event, and the amount of the Incentive Compensation that would have been granted, earned, vested or paid to such Covered Employee had the financial results been properly reported would have been lower than the amount actually paid (such amount, the “Overage Amount”). The Overage Amount shall not exceed the differential between the amount of Incentive Compensation paid to such Covered Employee in connection with the Recoverable Event and the amount of Incentive Compensation that would have been paid to such Covered Employee had the Recoverable Event not occurred.
(ii)In the event that a Recoverable Event described in Section 3(a)(ii) occurs, the Administrator may, in its sole discretion, seek to recover from any Covered Employee any Incentive Compensation partially or fully earned or paid in connection with or after the Recoverable Event to the extent the Administrator determines that such Incentive Compensation would not have been earned or paid had the Board or the Administrator been aware of the Recoverable Event at the time the amount of Incentive Compensation was determined.
(c)Coverage. “Incentive Compensation” means any bonus, incentive payment, or other cash compensation or equity-based award granted, earned and/or received by such Covered Employee from the Company on or after the Effective Date (but shall not include a Covered Employee’s wages or base salary); provided, however, with respect to Recoverable Events described in Section 3(a)(ii), this Policy shall apply solely to Incentive Compensation granted, earned and/or received during the three completed fiscal years immediately preceding the date on which the Company is required to prepare a restatement in connection with such a Recoverable Event or on which such a Recoverable Event occurs, as applicable.
4.Determinations in Discretion of the Administrator.
(a)The Administrator shall determine in its sole and absolute discretion the amount of any recoverable amount (subject to the limitations set forth in this Policy), whether or not a Recoverable Event has occurred and whether or not to take any action upon discovery of a Recoverable Event.
(b)The Administrator shall have full discretion to decline to seek recovery under this Policy to the extent permitted by applicable law. In exercising its discretion, the Administrator may, to the extent permitted by applicable law, consider (i) the likelihood of success in achieving the recovery, given the anticipated cost and management effort required, (ii) whether the assertion of a claim for recovery may prejudice the interests of the Company, including in any related proceeding or investigation, (iii) any pending legal proceeding relating to the underlying cause(s) of the clawback, (iv) the degree of harm suffered by the Company, (v) the Covered Employee’s responsibility for the harm and his or her state of mind relative to the acts or decisions giving rise to the harm, (vi) the extent to which the Covered Employee was acting in accordance with Company policies, procedures and processes, (vii) the extent to which others were responsible for the acts or decisions giving rise to the harm, (viii) the position and responsibilities of the Covered Employee relative to the magnitude of harm suffered by the Company, (ix) the long-term value of the Covered Employee to the Company and (x) such other factors as the Administrator deems to be appropriate.
(c)Notwithstanding the foregoing, unless otherwise prohibited by the applicable law, to the extent this Policy provides for recovery of Incentive Compensation already recovered by the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 or Section 10D of the Exchange Act and Rule 10D-1 promulgated thereunder or any other clawback, recoupment, forfeiture or similar policies or provisions of the Company or its affiliates (including the Company’s Policy for Recovery of Erroneously Awarded Compensation and any such policies or provisions of such effect contained in any employment agreement, bonus plan, incentive plan, equity-based plan or award agreement thereunder or similar plan, program or agreement of the Company or an affiliate or required under applicable law) (the “Other Recovery Arrangements”), the amount of Incentive Compensation already recovered by the Company from the recipient of such Incentive Compensation shall be credited to the amount of Incentive Compensation required to be recovered pursuant to this Policy from such person. Except as otherwise determined by the Administrator, the adoption of this Policy does not limit, and is intended to apply in addition to, any Other Recovery Arrangements maintained by the Company.
(d)Except to the extent otherwise required by applicable law, any clawback under this Policy may, in the discretion of the Administrator, be effectuated through the reduction, forfeiture or cancellation of awards, the return of paid-out cash or exercised or released shares, adjustments to future incentive compensation opportunities or in such other manner as the Administrator in its discretion determine to be appropriate.

(e)Any clawback under this Policy shall not limit or prohibit any disciplinary actions the Company may take against the Covered Employee, including termination of employment. Any right to indemnification by the Company that a Covered Employee may have shall be waived with respect to any repayment made by such Covered Employee pursuant to this Policy.
5.Employee Right to be Heard. Before the Administrator determines to seek recovery pursuant to this Policy, the Covered Employee will be provided written notice and the opportunity to be heard at a meeting of the Administrator (which may be in-person or telephonic, as determined in the discretion of the Administrator).
6.Amendment, Modification and Termination. This Policy may at any time or from time to time be amended, modified or terminated by the Administrator.